UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 16, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cell Genesys, Inc.

File No. 000-19986- CF#21940

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        Cell Genesys, Inc. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from an exhibit to a Form 8-K filed on March 31, 2008.

        Based on representations by Cell Genesys, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.1   through March 31, 2018

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Michael Reedich
        Special Counsel